KW 3/6/14

14047055

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
FEB 28 2014
Washington DC
405

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67548

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Solebury Capital LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 South River Road
(No. and Street)

New Hope	PA	18938
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kenneth George (630) - 380 - 5435
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kreischer Miller
(Name – *if individual, state last, first, middle name*)

100 Witmer Road, Suite 350	Horsham	PA	19044-2369
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

GG 3/20/14

OATH OR AFFIRMATION

I, Alan R. Sheriff, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Solebury Capital LLC, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARIAL SEAL
JAMES DAVID PETERS JR
Notary Public
NEW HOPE BORO., BUCKS COUNTY
My Commission Expires Feb 3, 2016

[Signature]
Signature

Co-CEO
Title

[Signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

Kreischer Miller

PEOPLE | IDEAS | SOLUTIONS

SOLEBURY CAPITAL LLC
(A WHOLLY-OWNED SUBSIDIARY OF SOLEBURY CAPITAL GROUP LLC)

Financial Statements and
Supplementary Information

December 31, 2013

SOLEBURY CAPITAL LLC
(A Wholly-Owned Subsidiary of Solebury Capital Group LLC)
December 31, 2013

CONTENTS

Kreischer Miller

100 Witmer Road, Suite 350, Horsham, PA 19044-2369
215-441-4600 ▪ fax: 215-672-8224 ▪ www.kmco.com

PEOPLE | IDEAS | SOLUTIONS

Independent Auditors' Report

The Member of
Solebury Capital LLC
(A Wholly-Owned Subsidiary of
Solebury Capital Group LLC)
New Hope, Pennsylvania

Report to the Financial Statements

We have audited the accompanying statement of financial condition of Solebury Capital LLC (a wholly-owned subsidiary of Solebury Capital Group LLC) (the Company) as of December 31, 2013, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Solebury Capital LLC (a wholly-owned subsidiary of Solebury Capital Group LLC) as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained on pages eight and nine is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information on pages eight and nine has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information on pages eight and nine is fairly stated in all material respects in relation to the financial statements as a whole.

Kreischer Miller

Horsham, Pennsylvania
February 26, 2014

SOLEBURY CAPITAL LLC
(A Wholly-Owned Subsidiary of Solebury Capital Group LLC)

Statement of Financial Condition
December 31, 2013

ASSETS

Cash and cash equivalents	$ 138,489
Prepaid expenses	83,946
Other receivable	3,932
Accounts receivable	854,970
Total assets	$ 1,081,337

LIABILITIES AND MEMBER'S EQUITY

Accounts payable and accrued expenses	$ 163,242
Member's equity	918,095
Total liabilities and member's equity	$ 1,081,337

See accompanying notes to financial statements.

SOLEBURY CAPITAL LLC
(A Wholly-Owned Subsidiary of Solebury Capital Group LLC)

Statement of Operations
Year Ended December 31, 2013

Revenue:	
Advisory fees	$ 24,981,559
Expenses:	
Commissions	3,558,750
Salaries and benefits	3,317,140
Professional fees	645,027
Administrative costs	403,995
Travel and meals	341,045
Insurance	62,879
Regulatory fees	55,083
Other operating expenses	7,375
Total expenses	8,391,294
Net income	$ 16,590,265

See accompanying notes to financial statements.

SOLEBURY CAPITAL LLC
(A Wholly-Owned Subsidiary of Solebury Capital Group LLC)

Statement of Changes in Member's Equity
Year Ended December 31,2013

	Total Member's Equity
Balance, December 31, 2012	$ 797,830
Net income	16,590,265
Member distributions	(16,470,000)
Balance, December 31, 2013	$ 918,095

See accompanying notes to financial statements.

SOLEBURY CAPITAL LLC
(A Wholly-Owned Subsidiary of Solebury Capital Group LLC)

Statement of Cash Flows
Year Ended December 31, 2012

Cash flows from operating activities:	
Net income	$ 16,590,265
Adjustments to reconcile net income to net cash provided by operating activities:	
Increase in prepaid expenses	(51,585)
Increase in accounts receivable	(854,970)
Increase in other receivable	(2,873)
Increase in accounts payable and accrued expenses	130,487
Net cash provided by operating activities	15,811,324
Cash flows from financing activities:	
Member distributions	(16,470,000)
Net decrease in cash and cash equivalents	(658,676)
Cash and cash equivalents, beginning of year	797,165
Cash and cash equivalents, end of year	$ 138,489

See accompanying notes to financial statements.

(1) Organization and Nature of Business

Solebury Capital LLC (the Company), a Pennsylvania Limited Liability Company, was organized on May 16, 2005. The Company is wholly owned by Solebury Capital Group LLC (SCG). The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company's focus is to provide corporate and financial sponsor clients with independent advice, experienced judgment and transaction management services.

(2) Summary of Significant Accounting Policies

Revenue Recognition

For transaction management services where revenue is contingent upon transaction completion, revenue is recognized when the related transaction occurs and revenue is reasonably determinable. For services not contingent upon transaction completion, revenue is recognized in the period to which it relates.

Cash and Cash Equivalents

Cash equivalents consist of short-term, highly liquid investments purchased with original maturities of three months or less.

Income Taxes

As a wholly-owned limited liability company, the Company's income or loss is passed through to its member. Therefore, no provision or liability for income taxes has been included in the financial statements.

Financial Accounting Standards Board (FASB) *Accounting Standards Codification* (ASC) 740, *Income Taxes,* is the authoritative pronouncement on accounting for and reporting income tax liabilities and expense. FASB ASC 740 prescribes a more-likely-than-not recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken. In addition, FASB ASC 740 provides guidance on derecognition, classification and disclosure.

The Company files income tax returns in the U.S. federal and state jurisdictions. The Company's tax returns are subject to examination by the relevant tax authorities until expiration of the applicable statute of limitations, which is generally three years after the filing of the tax return. It is difficult to predict the final timing and resolution of any particular uncertain tax position. The Company does not anticipate significant changes to the tax positions over the next 12 months

Continued...

(2) Summary of Significant Accounting Policies, Continued

Concentrations of Credit Risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist principally of cash and cash equivalents and accounts receivable. The Company principally uses a national bank to maintain its operating cash account. At certain times, the Company's balance in its bank account may be in excess of the Federal Deposit Insurance Corporation insurance limits.

The Company's principal clients are public companies or private companies seeking to become public. Services to these clients are normally provided under contractual arrangements. The Company assesses the financial strength of its clients on an ongoing basis. The Company records accounts receivable reserves at levels considered by management to be adequate to absorb estimated probable future losses (uncollectible amounts) existing at the statement of financial condition date.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events

The Company has performed an evaluation of subsequent events through February 26, 2014, which is the date the financial statements were available to be issued.

(3) Related Party Transactions

The Company has an expense and facilities sharing agreement with its parent SCG. The Company reimburses SCG on a monthly basis for its share of rent, utilities and other administrative costs. The total related party expenses under the expense and facilities sharing agreement were approximately $517,902 for the year ended December 31, 2013. As of December 31, 2013, there is no outstanding balance due to SCG.

(4) Net Capital and Reserve Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined in SEC Rule 15c3-1, shall not exceed 15 to 1. At December 31, 2013, the Company had net capital of $42,747, which was $31,864 in excess of its required net capital of $10,883. The Company's aggregate indebtedness was $163,242; the ratio of aggregate indebtedness to net capital was less than 4 to 1.

The Company does not carry securities accounts for customers or perform custodial functions related to customer securities. This allows the Company to claim an exemption from SEC Rule 15c3-3 under subparagraph (k)(2)(i).

(5) Retirement Plan

SCG sponsors a 401(k) plan covering all employees of SCG and its subsidiaries. Employees of the Company, who have met certain age and length of service requirements, may elect to make contributions to the plan. The Company matches 100% of employee contributions to the 401(k) plan, up to the first 6% of an employee's compensation. The Company may also make a discretionary profit sharing contribution. The Company's contribution to the 401(k) plan for the year ended December 31, 2013 was $95,983.

SUPPLEMENTARY INFORMATION

SOLEBURY CAPITAL LLC
(A Wholly-Owned Subsidiary of Solebury Capital Group LLC)

Supplementary Information
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2013

Net capital:	
Total member's equity	$ 918,095
Deductions from and/or changes to member's equity:	
Nonallowable assets:	
Accounts receivable	(787,470)
Prepaid expenses	(83,946)
Other receivable	(3,932)
Total Nonallowable assets	(875,348)
Net capital	42,747
Computation of basic net capital requirement:	
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	10,883
Net capital in excess of minimum requirement	$ 31,864
Net capital as reported on the Company's FOCUS report - Part IIA	$ 42,747
Computation of aggregate indebtedness:	
Aggregate indebtedness	$ 163,242
Percentage of aggregate indebtedness to net capital	381.9%

Statement Pursuant to Rule 17a-5(d)(4)

There are no material differences between the preceding computation and the Company's corresponding unaudited part IIA of Form X-17A-5 as of December 31, 2013.

SOLEBURY CAPITAL LLC
(A Wholly-Owned Subsidiary of Solebury Capital Group LLC)

Supplementary Information
Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2013

The Company does not carry securities accounts for customers or perform custodial functions related to customer securities. This allows the Company to claim an exemption from SEC Rule 15c3-3 under subparagraph (k)(2)(i).

Kreischer Miller

100 Witmer Road, Suite 350, Horsham, PA 19044-2369
215-441-4600 ▪ fax: 215-672-8224 ▪ www.kmco.com

PEOPLE | IDEAS | SOLUTIONS

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5(g)

The Member of
Solebury Capital LLC
(A Wholly-Owned Subsidiary of
Solebury Capital Group LLC)
New Hope, Pennsylvania

In planning and performing our audit of the financial statements of Solebury Capital LLC (a wholly-owned subsidiary of Solebury Capital Group LLC) (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kreischer Miller

Horsham, Pennsylvania
February 26, 2014

Kreischer Miller

100 Witmer Road, Suite 350, Horsham, PA 19044-2369
215-441-4600 ▪ fax: 215-672-8224 ▪ www.kmco.com

PEOPLE | IDEAS | SOLUTIONS

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

The Member of
Solebury Capital LLC
(A Wholly-Owned Subsidiary of
Solebury Capital Group LLC)
New Hope, Pennsylvania

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Solebury Capital LLC, Inc. (a wholly-owned subsidiary of Solebury Capital Group LLC) (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Kreischer Miller

Horsham, Pennsylvania
February 26, 2014

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185

202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2013

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for *purposes of the audit requirement of SEC Rule 17a-5:*

067548 FINRA DEC
SOLEBURY CAPITAL LLC 12*12
400 S RIVER RD STE 300
NEW HOPE PA 18938-2255

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Ken George 603-380-5435

2. A. General Assessment (item 2e from page 2)		$ 62,454
B. Less payment made with SIPC-6 filed (exclude interest)		(32,651)
________ Date Paid		
C. Less prior overpayment applied		( )
D. Assessment balance due or (overpayment)		29,803
E. Interest computed on late payment (see instruction E) for ______days at 20% per annum		
F. Total assessment balance and interest due (or overpayment carried forward)		$ 29,803
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 29,803	
H. Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Solebury Capital LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CAO
(Title)

Dated the 22 day of January, 2014.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2013 and ending 12/31/2013

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 24,981,559
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	ø
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	ø
2d. SIPC Net Operating Revenues	$ 24,981,559
2e. General Assessment @ .0025	$ 62,454
	(to page 1, line 2.A.)